

August 4, 2010

James A. Bianco
Chief Executive Officer
Cell Therapeutics, Inc.
501 Elliott Avenue West, Suite 400
Seattle, WA 98119

      Re: Cell Therapeutics, Inc.
             Form 10-K for the year ended December 31, 2009
             File No. 1-12465

Dear Mr. Bianco:

We have limited our review of your filings to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1. Business

Collaboration, Licensing and Milestone Arrangements, page 13

1. On page 4, you disclose that you have a strategic affiliation with the Translational Genomics Research Institute and that you expect to use the genomic-based platform to guide the development of your licensed products in the future. Please file a copy and describe the material terms of this agreement, including, but not limited to any payment provisions, aggregate milestone payments, a range of royalty payments (e.g. low single digits or a range not to exceed ten percent), exclusivity provisions, and term and termination provisions. Alternatively, please provide us with an analysis supporting your

determination that you are not substantially dependent on this agreement pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

2. Please file a copy of your agreement with Gynecologic Oncology Group related to your GOG0212 trial and your license agreement for brostallicin. Please also expand your disclosure to provide the term and termination provisions of the agreements and, if applicable, a range of royalty payments. Alternatively, please provide us with an analysis supporting your determination that you are not substantially dependent on each agreement pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

3. Please expand your disclosure regarding your agreements with PG-TXL Company and Novartis International Pharmaceutical to disclose a range of royalty payments and the term and termination provisions of these agreements. In your disclosure regarding your agreement with Novartis, please also disclose who is responsible for development costs for OPAXIO, who has control over the development of OPAXIO, whether the agreement contemplates that development costs and/or control will be shifted and the circumstances under which such terms would be shifted or altered.

Research and Preclinical Development, page 13

4. In addition to the disclosure you have provided regarding your compounds under development on page 48, please also disclose the following information for each of your major research and development projects:

   - The costs incurred to date on the project;
   - The nature, timing and estimated costs of the efforts necessary to complete the project;
   - The anticipated completion dates;
   - The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely; and finally
   - The period in which material net cash inflows from significant projects are expected to commence.

   Regarding the second and third bullet points, please disclose the amount or range of estimated costs and timing to complete the phase in process and each future phase. To the extent that information is not estimable, disclose those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.

Patents and Proprietary Rights, page 14

5. Please provide the duration of your material owned and licensed patents.

Manufacturing, page 14

6. You disclose that you are dependent upon third-party vendors to supply you with pixantrone and brostallicin, but you do not appear to have filed these agreements. Please file copies of these agreements and describe the material terms of each of these agreements, including, but not limited to any payment provisions, exclusivity provisions, and term and termination provisions. Alternatively, please provide us with an analysis supporting your determination that you are not substantially dependent on these agreements pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Note 1 - Description of Business and Summary of Significant Accounting Policies

Value Added Tax Receivable, page 75

7. You disclose that the Italian Tax Authority issued assessments of $8.5 million based on audit of your VAT tax returns for the years 2003 and 2005. Please provide us with an analysis that supports your position that no liability should be accrued for amounts assessed by the Italian Tax Authority as of December 31, 2009. Please refer to ASC 450-20-25.

Item 11. Executive Compensation

Compensation Discussion and Analysis

Principal Elements of Compensation, page 118

8. We note your statement that annual incentive awards for executive officers are determined, in part, based upon an evaluation by the Compensation Committee of the contributions made by individual executives to the company during the course of the year, including both realization of performance goals and other notable achievements. It does not appear that you have disclosed in your current report on Form 8-K filed March 5, 2010, the level of achievement of each corporate goal, individual performance achievements and/or a discussion regarding why your Committee determined to exceed the individual performance maximum disclosed on page 120 of your Form 10-K for each of your named executive officers. Please confirm that in future filings you will expand your Compensation Discussion and Analysis disclosure for your 2010 compensation to:

  - Disclose the evaluation by the Committee of the level of achievement of each corporate performance objective. To the extent that the goals were quantified, your disclosure should also be quantified;
  - If a cash incentive award is made, specify the portion of each incentive award attributable to individual performance and whether the portion exceeds the individual performance maximum; and

- In your discussion of the individual performance, disclose the Committee's evaluation of each executive officer with specific factors that led to the Committee's conclusions, describe how this evaluation will affect the actual bonuses to be paid and if the individual performance maximum is exceeded, why your Committee determined to award an amount above the maximum for this performance measure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. Please contact Karen Ubell, Staff Attorney, at (202) 551-3873 or Jennifer Riegel, Staff Attorney, at (202) 551-3575 with questions on any of the other comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant